UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14543

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRUEBLUE, INC. 401(k) Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TrueBlue, Inc.

1015 A Street

Tacoma, Washington 98402

REQUIRED INFORMATION

TrueBlue, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of the Annual Report on Form 11-K.

Report of Independent Registered Public Accounting Firm

Benefits Committee

TrueBlue, Inc. 401(k) Plan

Tacoma, Washington

We have audited the accompanying statements of net assets available for benefits of the TrueBlue, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TrueBlue, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ LeMaster & Daniels PLLC
LeMaster & Daniels PLLC
Spokane, Washington
June 29, 2009

TrueBlue, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
ASSETS

Investments, at fair value:
Common/collective trust	$3,056,675	$2,113,884
Pooled separate accounts	12,886,617	17,909,080
Employer common stock	1,495,202	1,983,935
Participant loans	821,011	624,691

	18,259,505	22,631,590
Contributions receivable:
Participant	13,792	180,243
Employer	3,438	44,650

	17,230	224,893

Total assets	$18,276,735	$22,856,483

LIABILITIES
Excess contributions refunds payable:
Participant	$174,441	$232,602
Employer	57,384	65,560

Total liabilities	231,825	298,162

NET ASSETS AT FAIR VALUE	18,044,910	22,558,321

Adjustment from fair value to contract value for fully benefit- reponsive investment contracts	149,695	13,722

NET ASSETS AVAILABLE FOR BENEFITS	$18,194,605	$22,572,043

See accompanying notes to financial statements.

TrueBlue, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2008	2007
ADDITIONS
Investment income (loss):
Interest and dividends	$54,049	$40,507
Net appreciation (depreciation) in fair value of investments	(7,517,880)	558,709

	(7,463,831)	599,216
Contributions:
Participant	4,367,426	4,147,468
Employer	1,130,845	772,868
Rollovers	364,365	118,715

	5,862,636	5,039,051

Total additions	(1,601,195)	5,638,267

DEDUCTIONS:
Benefits paid to participants	3,071,950	3,399,190
Administrative expenses	22,894	89,446

Total deductions	3,094,844	3,488,636

NET INCREASE (DECREASE)	(4,696,039)	2,149,631

TRANSFER OF ASSETS FROM PLAN MERGER	318,601	3,682,216

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	22,572,043	16,740,196

End of year	$18,194,605	$22,572,043

See accompanying notes to financial statements.

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the TrueBlue, Inc. 401(k) Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Effective January 1, 2007, the Plan changed custodians from ING Life Insurance and Annuity Company (ING) to Principal Life Insurance Company (Principal). In connection with the change in custodians, many of the Plan investment options changed as well.

General

The Plan is a defined contribution plan established by TrueBlue, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. Eligible employees of the Company must be 21 years of age or older and dependant on the type of employee, will have completed six months to one year of service to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

Contributions and Participant Investment Options

Eligible employees may elect to defer a specific amount of compensation each year instead of receiving that amount in cash. The total deferrals in any taxable year may not exceed a dollar limit that is set by law, which was $15,500 for 2008 and 2007. Participants turning age 50 or older may elect to defer additional amounts to the Plan (called “catch-up contributions”). Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

During 2008 and 2007, the Company provided a discretionary matching contribution equal to 25% of each participant’s deferral contribution. Employer matching contributions are contributed in cash at each payroll period and active participants are required to be employed on the last day of the Plan year and have at least 1,000 hours of service during the latest accrual computation period ending on or before that date to receive their allocation of the matching contribution.

Participants may direct the investment of their contributions, along with employer matching contributions, into various investment options offered by the Plan which are currently a variety of pooled separate accounts (provided under a group annuity contract), a common collective trust, and Company common stock.

All eligible employees of the Company who meet the eligibility requirements of the Plan automatically become participants under the Plan as of the entry date coinciding with the beginning of the next eligibility date (January 1, April 1, July 1, or October 1). Participants who do not elect otherwise are automatically enrolled at a deferral percentage of 2%.

Participant Accounts

Participant accounts are valued daily based on quoted market and unit prices. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings or losses, and (c) certain administrative expenses. Participants are charged directly with costs associated with the investments and loan processing fees, as applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 1 - Description of the Plan (continued)

Vesting

Participants are fully vested in their contributions, plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts, plus earnings thereon is based on years of continuous service. Participants vest in the matching employer contributions at twenty-five percent (25%) for each year of service completed, with the first 25% vesting after the second year of service. A participant is 100% vested after five years of credited service or upon death or disability. In the event of termination of employment prior to the completion of five years of continuous service, for any reason other than death or disability, participants forfeit their nonvested portion of employer matching contributions.

Participant Loans

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. The loans are secured by the balance in the participant’s account and are repaid through payroll deductions over periods ranging up to 60 months, unless the loan is used to acquire a principal residence, in which case the loan may be issued for a reasonable time determined by the Plan administrator. The interest rate is also determined by the Plan administrator based on prevailing market conditions, and is fixed over the life of the loan.

Payment of Benefits and Withdrawals

Upon termination of employment, the participant is entitled to receive the vested portion of his or her account. All distributions from the Plan are paid in one lump-sum payment in cash or, at the election of the Trustee, in property. If the vested amount is $5,000 or less, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $5,000, the participant must consent to the distribution before it may be made.

A participant may make a withdrawal to satisfy certain immediate and heavy financial needs of the participant provided the participant has obtained all other nontaxable loans currently available under all Plans maintained by the Company. Participant contributions are suspended for the six months following a hardship withdrawal. A participant may withdraw any part of their vested account resulting from rollover contributions at any time.

Plan Administration

The Plan is administered by an employee benefits committee consisting of Company officers and employees who are approved by the Compensation Committee of the Board of Directors of the Company. No such officer or employee receives compensation from the Plan.

The employee benefits committee serves as investment manager and trustee for the Plan. Principal serves as the record keeper and custodian for the Plan. Certain Plan investments are units of Principal Life Insurance Company Separate Accounts (pooled separate accounts) and a stable value fund (common collective trust); transactions in these funds and trust qualify as permitted party-in-interest transactions. The Company pays all administrative expenses of the Plan, except for the administrative costs of the investments and loan processing fees which are allocated to participants.

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 1 - Description of the Plan (continued)

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer discretionary matching contributions. Unallocated forfeitures as of December 31, 2008 and 2007, totaled $86,813 and $4,808, respectively. In 2008, no forfeitures were used to reduce employer matching contributions. In 2007, forfeitures in the amount of $275,084 were used to reduce employer matching contributions.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments as of December 31, 2008, consist of a variety of pooled separate accounts (provided under a group annuity contract), a common collective trust, Company common stock fund, and participant loans.

Investments in pooled separate accounts are reported at fair value. The value of units in pooled separate accounts is determined by dividing the market value of the account by the total number of units in the account. The common collective trust is considered fully benefit responsive; therefore, it is reported at contract value. Participant loans are recorded at book value, which approximates fair value. The TrueBlue, Inc., common stock fund includes shares of TrueBlue, Inc., and cash, and is reported based on unitized value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments and withdrawals are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies (continued)

for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. These requirements are effective for financial statements issued for periods ended after December 15, 2006.

Effective January 1, 2008, the Plan adopted the provisions of Financial Accounting Standards Board (FASB) No. 157, Fair Value Measurements, related to its financial assets and liabilities measured at fair value on a recurring basis. The adoption of FASB No. 157 did not have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits. However, the Plan expanded disclosures with respect to fair value measurements. See Note 11 for the expanded disclosures.

Note 3 - Investments

As of December 31, 2008 and 2007, the Plan’s investments were held by Principal Life Insurance Company. Investments that represent 5% or more of the Plan’s net assets in either year are separately identified as follows:

	December 31,
	2008	2007
Common/collective trust
Principal Stable Value Fund	$3,056,675	$2,113,884
Pooled separate accounts
Principal Large Cap Growth	2,010,903	3,734,802
Principal Lifetime Strategic Income	2,833,752	3,563,183
Principal International I	1,243,898	2,477,818
Principal Small Cap Growth III	656,205	1,356,945
Other	6,141,859	6,776,332
TrueBlue, Inc. Common Stock Fund	1,495,202	1,983,935
Participant loans	821,011	624,691

Total investments at fair value	18,259,505	22,631,590

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	149,695	13,722

Total investments, net	$18,409,200	$22,645,312

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 3 - Investments (continued)

Net appreciation (depreciation) in fair value of the Plan’s investments (including investments bought, sold, and held during the year) for the years ended December 31, 2008 and 2007, was as follows:

	Years Ended December 31,
	2008	2007
Common/collective trust	$93,918	$80,413
Pooled separate accounts	(6,940,777)	1,022,044
TrueBlue, Inc., Common Stock Fund	(671,021)	(543,748)

	$(7,517,880)	$558,709

Note 4 - Investment Contract

In 2007, the Plan entered into a benefit-responsive investment contract with Morley Financial Services, Inc. (Morley). Morley maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and adjusted for the difference between the fair value and contract value as reported to the Plan by Morley. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting rates were approximately 5.3% and 3.2%, respectively, for 2008. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

Note 5 - Related Party Transactions

The Plan invests in units of Principal Life Insurance Company Separate Accounts (pooled separate accounts) provided under a group annuity contract and a Stable Value Fund (common/collective trust). Principal acts as custodian for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 7 - Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

Note 8 - Risks and Uncertainties

The Plan provides for investment options encompassing various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$18,194,605	$22,572,043
Excess participant contributions refunds payable	174,441	232,602
Excess employer contributions refunds payable	57,384	65,560
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(149,695)	(13,722)

Net assets available for benefits per Form 5500	$18,276,735	$22,856,483

The following is a reconciliation of employer’s contribution per the financial statements to Form 5500:

	Years Ended December 31,
	2008	2007

Employer contributions per the financial statements	$1,130,845	$772,868
Employer receivable prior year	44,650	28,053
Excess employer contributions refunds payable prior year	(65,560)	(27,497)
Excess employer contributions refunds payable current year	57,384	65,560

Employer contributions per Form 5500	$1,167,319	$838,984

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 9 - Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of participants’ contribution per the financial statements to Form 5500:

	Years Ended December 31,
	2008	2007

Participant contributions per the financial statements	$4,367,426	$4,147,468
Participant contributions receivable prior year	180,243	112,204
Excess participant contributions refunds payable current year	174,441	232,602
Excess participant contributions refunds payable prior year	(232,602)	(88,954)
Participant corrective distributions reported separately on Form 5500	220,856	121,954

Participant contributions per Form 5500	$4,710,364	$4,525,274

Note 10 - Plan Merger

TrueBlue merged the CLP 401(k) Retirement Plan, the Plan of CLP Resources (one of TrueBlue’s acquired brands), into the TrueBlue Plan effective January 1, 2007. Assets transferred into the Plan on January 25, 2007 totaled $3,682,216.

TrueBlue merged the SHS, LLC 401(k) Retirement Plan, the plan of SSC (one of TrueBlue’s acquired subsidiaries), into the TrueBlue Plan effective January 1, 2008. Assets transferred into the Plan on January 31, 2008 totaled $318,601.

Note 11 - Fair Value Measurements

As disclosed in note 2, on January 1, 2008, the Plan adopted the provisions of FASB No. 157 related to its financial assets and liabilities measured at fair value on a recurring basis. FASB No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy defined by FASB No. 157 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 11 - Fair Value Measurements (continued)

Level 3 – Pricing inputs include significant inputs that are generally unobservable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to the Plan’s needs.

As required by FASB No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Investments are stated at fair value, which is determined by using market quotations and other information available at the valuation date. Investments in the collective investment trust and pooled separate accounts are presented at estimated fair value, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund’s net assets by its units outstanding at the valuation date. Shares of employer common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table discloses by level within the fair value hierarchy the Plan’s assets measured and reported on the statement of net assets available for benefits as of December 31, 2008, at fair value on a recurring basis:

	As of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common collective trust	$-	$3,056,675	$-	$3,056,675
Pooled separate accounts	-	12,886,617	-	12,886,617
Employer common stock	1,495,202		-	1,495,202
Participant loans	-	-	821,011	821,011

Total assets, at fair value	$1,495,202	$15,943,292	$821,011	$18,259,505

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$624,691
Purchases, sales, issuances and settlements, net	196,320

Balance, end of year	$821,011

TrueBlue, Inc. 401(k) Plan

Assets Held for Investment Purposes

December 31, 2008

EIN #: 91-1287341

Plan #: 001

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	Common/collective trust:
*	Principal Stable Value Fund	192,528 shares	$3,056,675

	Common stock:
*	TrueBlue, Inc.	156,238 shares	1,495,202

	Pooled separate accounts:
*	Principal Lifetime Strategic Income	258,880 shares	2,833,752
*	Principal Large Cap Growth	126,500 shares	2,010,903
*	Principal International I	52,609 shares	1,243,898
*	Principal Lifetime 2040	81,429 shares	816,445
*	Principal Bond and Mortgage	1,283 shares	795,268
*	Principal Large Cap Stock Index	20,799 shares	690,743
*	Principal Lifetime 2030	63,605 shares	657,493
*	Principal Small Cap Growth III	88,226 shares	656,205
*	Principal Large Cap Value III	62,527 shares	578,439
*	Principal Lifetime 2020	41,281 shares	437,239
*	Principal Small Cap Value I	29,712 shares	413,447
*	Principal Mid Cap Growth	28,590 shares	381,707
*	Principal Small Cap Stock Index	19,908 shares	303,650
*	Principal International Growth	23,773 shares	234,713
*	Principal Mid Cap Value II	21,947 shares	221,230
*	Principal Lifetime 2050	22,268 shares	218,760
*	Principal Mid Cap Stock Index	13,678 shares	191,237
*	Principal Lifetime 2010	12,192 shares	128,408
*	Principal Real Estate Securities	4,680 shares	73,080

			12,886,617

	Participant loans	Interest rates from 4.25% to 10.25% per annum; maturity dates from 2009 through 2026	821,011

			$18,259,505

*	Represents party-in-interest.

Since all investments are participant-directed, cost information is omitted in accordance with instructions for preparation of 2008 Form 5500, Return of Employee Benefit Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the TrueBlue, Inc. 401(k) Plan, which is the Plan administrator of the TrueBlue, Inc. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TrueBlue, Inc. 401(k) Plan

By: Employee Benefits Committee of the TrueBlue, Inc. 401(k) Plan

/s/ Annette Williams
Annette Williams, Trustee of the Plan
June 29, 2009